Via EDGAR and Facsimile

July 21, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 9, 2011

File No. 000-52710

Dear Ladies and Gentlemen:

We have received the comment letter dated July 12, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011.

As previously discussed, we respectfully request an extension of ten business days to respond to your comments. If granted, this requested extension would result in our submission of a response on or before August 9, 2011.

If such request is acceptable to the Staff, we would request a written confirmation of the Staff’s acceptance. Please contact me at (412) 234-3177 (facsimile transmission (412) 234-1813) or John Park, Controller, at (212) 635-7080 (facsimile transmission (212) 635-8523) if you have any questions.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Arlie R. Nogay
Name:	Arlie R. Nogay
Title:	Chief Securities Counsel and Corporate Secretary

One Wall Street, New York, N.Y. 10286